Investors Presentation June 2006 IMPORTANT NOTICE: This presentation contains consolidated unaudited earnings established under IFRS. INVESTORS ARE STRONGLY ADVISED TO READ THE IMPORTANT LEGAL DISCLAIMER AT THE END OF THIS PRESENTATION

Innovation and Leadership Create and market to our subscribers new digital content services for broadband and mobile applications To Strengthen our leadership positions in our complementary content and distribution businesses And Double our Adjusted Net Income over the 2006-2011 period, excluding the impact of the Consolidated Global Profit Tax System

56% 51% 20% Leading global music company €4.9bn Revenues, €480m Earnings from operations 25.6% estimated worldwide market share of physical sales of recorded music Leading Positions in Media and Telecom Leading global online games company €641m Revenues, €41m Earnings from operations 6.6 million paying customers to World of Warcraft as of today Leading French pay-TV operator €3.4bn Revenues, €176m Earnings from operations 8.3m subscriptions in France 2nd French mobile operator and leading 3G operator €8.7bn Revenues, €2.4bn Earnings from operations 17.2m customers 35% stake in neuf cegetel, leading alternative fixed / ADSL operator in France Leading Moroccan telecommunications operator €1.9bn Revenues, €762m Earnings from operations 8.2m mobile clients,1.34m fixed lines and 242,000 ADSL access lines Leading American entertainment company $14.7bn Revenues, $3.1bn Segment profit Figures as of end-2005

Vivendi's Scale and Resources Benefit Our Businesses Improved time-to-market in roll-out of new technologies SFR: 1st operator to launch UMTS and HSDPA offerings (4 to 5 months ahead of Orange) Canal+ available on all platforms: DTH, Cable, DTT, DSL, Mobile, DVB-H Vivendi Games: world leader in online subscription-based multiplayer games Ability to launch multiple and ambitious organic investments Pay-TV: exclusive coverage rights of French football League 1 matches for €1.8bn over 3 years Video games: over €80m invested in World of Warcraft Music: TV music channel (IMF), MVNO (Amp'd) TV: partnerships with NBCU Shared know-how of digital technologies, emerging usage patterns and subscription-based models ensured by a worldwide presence and strong internal focus Ability to diversify risk across the group

Driving Customer Penetration and Technological Lead UMG WMG EMI 325 193 151 World of Warcraft Lineage I Lineage II 6.6 1.8 1.3 1.213814 0.805008 SFR Orange Bouygues Telecom 1.5 0.8 0 Number of 3G Subscribers in France (m) (as of May-2006) Revenues Generated Through Digital Sales (Last 12 months as of 31/03/2006) Number of MMOG Subscribers (m) DSL/Fixed Lines Penetration Rates** (as of 31/12/2005) Morocco Turkey South Africa Egypt Algeria Tunisia 0.185 0.114 0.029 0.0115 0 0 Number of Pay-TV Subscriptions in France (m) Canal+ Group Cable TPS 8.3 2.2 1.3 *Source: Orange press release **Source: companies, Pyramid Research & Maroc Telecom Launch Date of New Mobile Technologies 3G HSDPA SFR: Nov. 2004 Orange: Dec. 2004 SFR: May 2006 Orange: Sept. 2006

A Growing Stream of Cross-Marketing Initiatives

Divisions	Key Initiatives	Divisions Involved
UNIVERSAL UNIVERSAL MUSIC GROUP	> SFR was the 1st mobile operator to offer almost all of UMG's music catalog > A selection of the IMF music channel programming is available over SFR > Several games tapping into UMG's music catalog and roster of artists	SFR vivendi games
vivendi games	> Creation of the Vivendi Games Mobile unit in Paris > Creation of "*50 cent: Bulletproof*" with UMG (over 1 million games sold) > Creation of numerous games (Hulk, Scarface, Miami Vice) with NBCU	SFR UNIVERSAL NBC UNIVERSAL
CANAL+ GROUP	> Mobile TV over DVB-H being trialed with SFR, Nokia and TowerCast > CanalSat subscription offering (31 out of 56 available channels) and VoD (Canal+ Mobile) available to SFR 3G subscribers > 1st mobile news channel (i>Télé Flash) available on SFR > Co-funding of movies with NBCU through Working Title	SFR NBC UNIVERSAL
SFR	> 1st interactive music radio service (DJ Radio) > Unlimited subscription-based music download offering (Pass Musique) > CanalSat subscription offering and VoD available to SFR 3G subscribers > Games on mobile	UNIVERSAL CANAL+ vivendi games
Maroc Telecom	> Launch of a TV over DSL offering in cooperation with Canal+ > Projected launch of 3G in 2007 > Projected launch of an MVNO with SFR in 2006	CANAL+ SFR

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Ahead of Our Competitors Our competitors in telecommunications are investing in the media sector: Content platforms, acquisition of exclusive content rights, etc. Our competitors in content creation want to control (at least partially) their distribution: Purchase of network infrastructure and subscriber portfolios Broadband Internet and mobile services are accelerating demand for access and new services Targeting at least €400m in direct paid content revenues by 2008 Acquisition of football rights coverage

> Our subscribers*: SFR: 17 million CANAL+ Group: 8 million Maroc Telecom: 10 million (fixed line - mobile - Internet) World of Warcraft: 6 million > Benefits of the subscription-based model: Visibility of revenues and ability to generate recurring cash flows Mostly fixed cost base Sale of add-on services facilitated by digital technology and direct marketing relationship with subscribers Easier adoption of new technologies by subscribers A Shared Expertise: the Subscription-Based Model * Including pre-paid customers; for Canal+ Group: number of subscriptions in France

News Music 2 million downloads (since June 2005) Video and TV 1.2 million TV/Video sessions 56 channels (of which 31 from CanalSat) 35,000 CanalSat clients on SFR (end of March 2006) Internet access Payment (to come) Games Video call 1.5 million 3G subscribers (end of May 2006) 2 million videoconferences (in 2005) Converting Innovation into Subscribers Innovation in mobile > > > > > > > > > > > > > > Subscribers Corporate services (tm) Messages 6.5 billion SMS* (in 2005) 120 million MMS* (in 2005) * SFR and Maroc Telecom

Corporate Governance in Line with Best-in-Class International Standards Two-tiered corporate governance structure: Supervisory Board composed of 10 independent members out of 12 Management Board of 7 individuals, associating all business units to decisions of the Group Committees mostly including independent Supervisory Board members: Strategy Committee Audit Committee Human Resources Committee Corporate Governance Committee Precise delegations in terms of budget approvals, investments and acquisitions Rigorous internal controls focused on transparency, and the objective to comply with Sarbanes-Oxley 404 by the end of 2006

Experienced Management Team Unified team with a common managerial culture that shares the same goals: Adjusted Net Income Cash flow generation Decentralized management organization characterized by: Profitability of each business unit on a stand-alone basis Rigorous financial control mechanisms Track record of pragmatic approach to portfolio optimization Incentivisation of management ensured through remuneration structure with a high variable component, in alignment with shareholders' interests

Experienced Management Team Sharing the Same Goals Jean-Bernard Levy C.E.O Frank Esser Chairman & C.E.O Doug Morris Chairman & C.E.O Rene Penisson Chairman Bertrand Meheut C.E.O Jacques Espinasse Chief Financial Officer Abdeslam Ahizoune C.E.O Groupe CANAL+ Vivendi Games; Group HR UMG SFR Maroc Telecom

2011 Outlook Earnings from operations: Annual average growth between 8% and 10% over 2006-2011 Adjusted Net Income: 2006 target: approximately €2.4bn Between €3.5bn and €4.0bn by 2011, i.e. CAGR of approximately 16% excluding the impact of the Consolidated Global Profit Tax System Dividend payout maintained at least at 50% of Adjusted Net Income Potentially higher growth of Adjusted Net Income depending on the reinvestment of excess cash flow post dividend distribution

Strategic Plan in Line with the Results Momentum Initiated in 2002 2002A 2003A 2004A 2005A 2006E 2011E -514 349 1338 2078 2400 3750 2.834 0.553 Adjusted Net Income (€m) 3,500 - 4,000 Net Margin (0.9)% 1.4% 7.5% 10.7% approx. 12% approx. 2006E-2011E CAGR (excluding Consolidated Global Profit Tax System) : approx. 16%

Key Assumptions of the Strategic Plan Background: 5-year plan announced at AGM and approved by the Supervisory Board on May, 15 2006 Scope of analysis: group perimeter conservatively assumed to be stable Merger between Canal+/TPS from 2007 35% stake in neuf cegetel in 2006 Status quo in Poland Maintain NBCU stake over the period Consolidated Global Profit Tax System: tax loss carry forwards conservatively assumed to be fully used up by 2010 Debt management: based on these assumptions, and after the distribution of at least 50% of Adjusted Net Income, the Group would theoretically end up with a significant net cash position by 2011

France Telecom Telecom Italia Telecinco Verizon Telefonica Vivendi Vodafone M6 EMI Bouygues TF1 BSkyB Warner Music Lagardere Time Warner Walt Disney News Corp. 0.070175 0.064368 0.062171 0.051445 0.043478 0.038988 0.039 0.038988 0.029657 0.0261 0.025341 0.022793 0.020889 0.019429 0.011468 0.00885 0.005789 An Attractive Dividend Policy 2006E Dividend Yield Source: IBES as of 29-May-2006 Telecom Media Vivendi has committed to distribute at least 50% of its Adjusted Net Income 2006E dividend yield in upper-half of peer group Vivendi

Illustration of Potential Value Creation for Shareholders Excluding impact of Consolidated Global Profit Tax System In line with 2006 P/E (excluding impact of Consolidated Global Profit Tax System) On the basis of a share price of €28.0 For illustrative purposes, based on current P/E levels, implied impact on Vivendi's share price of Adjusted Net Income growth assuming market conditions unchanged:

Appendices Financial information presented in the forthcoming pages is in euro million on a comparable basis, unless otherwise mentioned

Universal Music Group 480 2004 2005 399 Revenues (€m) 4,893 +20% 480 399 EFO (€m) 4,893 x2.7 259 95 Digital sales (€m) 2004 2005 4,893 4,893 4,819 2004 2005 No.1 worldwide in physical sales of recorded music with an estimated global market share of 25.6% No. 3 worldwide in music publishing Operating in 75 countries Largest artist catalog in the world, well balanced between global and local Best positioned to benefit from digital music on mobile phones, PCs and digital devices Highest worldwide market share in digital music* +1.5% * UMG estimates

Universal Music Group: Strategy and Growth Drivers to 2011 2006-2011 outlook Rapid growth of digital, online and mobile sales which could represent more than 25% of revenues in 2011 vs. 5% in 2005... ....Allowing to maintain worldwide market share at a high level Speed up the evolution towards a music entertainment company taking advantage of artists and brands in an innovative and creative way Create new sources of revenues and growth through innovation in the musical entertainment field Grow music publishing revenues Improve margins based on migration from physical to digital sales

Online Console PC Handheld 05 Sales 49 27 17 7 41 641 4,893 +35% 641 475 2004 2005 Revenues (€m) 2005 Sales EFO (€m) 41 +244 (203)* 2005 2004 * Including €(95)m non-recurring items Global developer, publisher and distributor of interactive games Intellectual property library of over 700 titles World leader in online games with over 6.6m paying clients worldwide to one single game, World of Warcraft (end of March 2006) Six global development studios Leading market positions in PC and console games (currently strengthening thanks to recent acquisitions of studios: Radical Entertainment, Swordfish Studios, Swingin' Ape and High Moon Studios) Well positioned to benefit from the booming mobile games sector Profitable since 2005 Vivendi Games

Vivendi Games : Strategy and Growth Drivers to 2011 2006-2011 outlook Vivendi Games' main growth drivers: development of Broadband Internet, growth in Asia, games on mobile With a leading worldwide position and a steady improvement of its content and geographical development, World of Warcraft will remain a major growth and profitability driver during the next few years Sustained online games development 2008-2009: widening of games production for third generation console and PC (recent acquisitions of studios and strengthening of development competencies expected to generate strong growth) Games on mobile should also represent a significant source of profit in 2008/2009 Games on mobile should also represent a significant source of profit in 2008/2009 Games on mobile should also represent a significant source of profit in 2008/2009 Games on mobile should also represent a significant source of profit in 2008/2009 Games on mobile should also represent a significant source of profit in 2008/2009 Games on mobile should also represent a significant source of profit in 2008/2009 Games on mobile should also represent a significant source of profit in 2008/2009 Games on mobile should also represent a significant source of profit in 2008/2009 Games on mobile should also represent a significant source of profit in 2008/2009 Games on mobile should also represent a significant source of profit in 2008/2009 Games on mobile should also represent a significant source of profit in 2008/2009 Games on mobile should also represent a significant source of profit in 2008/2009

CANAL+ Group 2004 2005 Revenues (€m) 4,893 -6% 176 187 EFO (€m) 4,893 +310k (+4%) 8.3M 7.9M French Pay-TV Portfolio 2004 2005 4,893 +4% 3,407 3,277 2004 2005 French leader in pay-TV production and distribution in France Active presence across all digital distribution platforms 8.3m subscriptions in France: 5.1m subscriptions to CANAL+ premium channel 3.2m subscriptions to CANALSAT packages of theme channels Driving force of consolidation in the French pay-TV market: ongoing combination with competitor TPS Leader in innovation and new services in TV consumption StudioCanal manages Europe's largest film library Profitable since 2003

2006-2011 outlook Growth of pay-TV market with new distribution platforms (ADSL, DTT, mobile) and increased digitalization (nearly 100% digital subscribers in 2011) Strengthening of Canal+ Le Bouquet premium offering and broadening of multi- channel offerings to underpin acquisition of new subscribers and maintain low churn rate Pursuing growth of content portfolio and increasing the number of subscribers Integration of TPS operations and subscribers Launch of new services to increase ARPU (HD-TV, VoD, personal TV on mobile, multi-equipment, PVR) Profitability in 2011: EFO above €1bn with at least a 20% margin close to current BSkyB margins CANAL+ Group: Strategy and Growth Drivers to 2011

SFR 2nd largest mobile telecommunications operator in France 35.8% market share at the end of 2005 17.3 million customers of which 63.7% are post-paid clients (March 2006) Leading position in terms of subscriber net adds for the third consecutive year Leader in the 3G market with more than 1.3 million customers exclusively registered for 3G and 5.3 million Vodafone live! customers at the end of March 2006 Leader in mobile data services offering No. 1 in music downloads with a global 17% market share in December 2005 Launch of innovative services (Pass Musique) Broadcasting of CanalSat Pay-TV thematic channels on SFR 3G (56 channels available) 35% stake in neuf cegetel, French leading alternative fixed-line / ADSL operator +1.4m (+9%) 17.2m 15.8m Customers** 2004 2005 Revenues (€m) 4,893 +7.0% 8,687 8,117 2004 2005 2004 2005 4,893 +3.6% 2,422 2,338 EFO (€m) +10.8%* * Excluding non-recurring items in 2004 and 2005 ** Excluding MVNOs

SFR : Strategy and Growth Drivers to 2011 2006-2011 outlook Management of subscriber base Low penetration of French market (80%) compared to the rest of Western Europe (98% in average) Benefit from increased penetration in France towards 100%, with a target market share very close to current levels Strong migration towards 3G Revenue growth Expected growth in voice traffic, accelerated by fixed-mobile substitution Increase in data ARPU with the development of both new usage and new services Conclusion of new MVNO agreements Development of mobile offering with new "fixed" services to increase usage HomeZone, OfficeZone Plan to launch a combined mobile / DSL package before the end of H1 2007 Technological rollout (e.g. HSDPA) to improve speed and ease of use Decrease of cost per minute, notably by using 3G and IP technologies Profitability improvement offsetting price pressure

Maroc Telecom: Growth opportunities Morocco's incumbent telecommunications operator with a leading position based on: A segmented and competitive offering tailored to customers' needs An extended distribution network A modern network infrastructure A strong set of brand Attractive market opportunities as a result of low penetration rates in fixed telephony (4.5%), mobile (43.2%) and DSL (22.2% of fixed lines) at the end of March 2006 High growth of mobile customers: 8.6m as of March 2006 (+27.8% over the period) High growth of DSL subscribers: 296,000 lines as of March 2006 (+225% over the period) Expected launch of 3G licenses award procedure +30% 8.2m 6.3m Mobile customers 2004 2005 Revenues (€m) 4,893 +16% 1,860 1,611 2004 2005 2004 2005 4,893 +14% 762 671 EFO (€m)

Maroc Telecom : Strategy and Growth Drivers to 2011 2006-2011 Outlook Boost profitable growth on mobile market and consolidate leadership position Strengthening of penetration and usage of mobile telecommunication services Launch of innovative services Roll-out of UMTS network in 2007 Intensify competitiveness of fixed telephony and continue to support momentum in fixed-line and internet sales Grow subscriber base in all market segments Capture most of DSL market growth Capitalize on existing brands and become the benchmark for quality of service in the market Benefit from Vivendi's expertise New mobile services, high-speed Internet services, TV offerings, ... Margin enhancement based on more effective cost controls and improved network efficiency

Focus on the Consolidated Global Profit Tax System Vivendi was admitted to the French Consolidated Global Profit Tax System on August 22, 2004 for a 5-year period. This period may be extended Admission conditioned to the inclusion of SFR and Canal+ in Vivendi scope of consolidation Tax savings of €507 million in 2005 (€580 million expected for 2006) Maximum potential tax savings of c. €3.7 billion on the basis of ordinary losses carried forward estimated at €11 billion at the end of December 2005

Important Legal Disclaimer Vivendi is quoted on the NYSE and on Euronext Paris SA. This presentation contains "forward-looking statements" as that term is defined in the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of the company's future performance. Actual results may differ significantly from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, notably the risks that: the prospects for growth in operations and profits, earnings from operations, adjusted net income and share price as well as potential tax savings and the percentage of adjusted net income to be paid out as dividends may differ from forecasts made by the company; synergies and profits arising from proposed disposals and/or restructurings will not materialize in the timing or manner described above; Vivendi will not able to obtain the regulatory, competition or other approvals necessary to complete certain proposed transactions; Vivendi will not able to further identify, develop and achieve success for new products, services and technologies; Vivendi will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi's revenue and/or income; Vivendi will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; Vivendi will be unable to obtain or maintain authorizations or approvals necessary for the operation or expansion of its activities; as well as the risks described in the documents Vivendi has filed with the US Securities and Exchange Commission and the French Autorite des Marches Financiers. Investors and security holders are strongly recommended to read those documents at the Security and Exchange Commission's website at www.sec.gov and the French Autorite des Marches Financiers' website (www.amf- france.org). Copies of the documents may also be obtained free of charge from Vivendi. This presentation contains forward-looking statements that can only be assessed on the day the presentation is issued. Vivendi does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements